THE YEAR OF NEW.




airTran
N149AT
airtran.com



New planes.

The youngest, all-Boeing fleet in America got even younger in 2004. We expanded our fleet of dependable 717s and began taking delivery of the first of 100 new 737s. The first 737 (and the spectacular new paint job that'll be featured on the entire fleet) was unveiled last June during a delivery ceremony at Seattle's Museum of Flight. Crew Members from AirTran Airways and employees of the Boeing Corporation joined kids and chaperones from CHRIS Kids, Inc., an Atlanta-based children's organization, to "pull" the new aircraft into service. We pulled the airplane 65 feet, resulting in a $65,000 donation to CHRIS Kids, Inc. The highly efficient 737 will help keep our costs low while greatly expanding our range of service – assuring our continued growth and industry leadership. We took delivery of eight 737s last year. Keep your eyes on the skies for 92 more.



New Crew Members.

Our entrepreneurial spirit is alive and well in the talented people who comprise this organization. We *hired our 1,000th pilot in 2004. And, because of our steady growth, we added 400 more friendly Crew* Members to our ranks. These great new hires are proud to join our already stellar team in providing the best customer service in the business. Thanks to this incredible team, we were able to serve 13,170,230 customers this year! We're taking our Crew Members more places than ever. And they are taking us exactly where we intend to go.

Picture opposite:
Robert L. Fornaro, President and Chief Operating Officer (front row center), along with Crew Members.

Dear Shareholders,

It is impossible to characterize an entire year in just a few words. Still, we could call 2004 "The year of new planes, new people, and new determination."

We expanded our dependable fleet of Boeing 717 aircraft with the addition of six new planes, and took delivery of eight of our 100 new 737s. We hired our 1,000th pilot this year, and brought on an additional 400 enthusiastic Crew Members.

Adding the 737 aircraft to our fleet is a key growth strategy. These remarkably efficient planes allow us to keep our costs low while greatly extending our range of service. For our customers, this means more non-stops, new destinations, and greater convenience. The new 737s, combined with our advanced 717s, will take us into the next stage of our growth plan and assure our industry leadership well into the future.

What was not new in 2004 was our profitability. Not only did we have yet another profitable year, but we also surpassed $1 billion in revenue. At the same time, we led the industry in cost reductions and earned our way onto Standard & Poor's MidCap 400 Index.

New planes, new people and continued profits could be considered grounds for celebration. So could the honor of being named Best Low Fare Airline for the third time by *Entrepreneur* Magazine. Our reaction is a little different: We feel more determined than ever to achieve our own internal goals and take this airline from "good" to "great."

We've laid the groundwork in 2004 with accomplishments including our introduction of XM Satellite Radio — the first ever installed on a commercial aircraft. We've also added new service in Sarasota/Bradenton and continued to add new flights all over the country, further strengthening our network. We've made groundbreaking enhancements to our A+ Rewards Frequent Flier Program — the opportunity to earn a free ticket, on any airline, to anywhere in the world!

Our new call center in Carrollton, GA, along with a new pilot training center in Atlanta, and a new hangar at the Hartsfield-Jackson Atlanta International Airport will help us further streamline costs, keep our service levels high and continue to outmaneuver the competition.

Today, all the components for robust growth are in place: Our consistent low fares, America's youngest all-Boeing fleet, our expanded team of genuinely friendly Crew Members, more flights to more places and incomparable service.

We have the people. We have the planes. And we have the determination. Just watch us fly!

Cordially,

Joe Leonard

Joe Leonard, Chairman and CEO



REVENUE PASSENGERS	Year	IN MILLIONS
	2000	7.57
	2001	8.30
	2002	9.65
	2003	11.65
	2004	13.17

REVENUE PASSENGER MILES	Year	IN BILLIONS
	2000	4.12
	2001	4.51
	2002	5.58
	2003	7.14
	2004	8.48

AIRCRAFT IN FLEET	Year	
	2000	53
	2001	59
	2002	65
	2003	74
	2004	87



New determination.

OPERATING COST PER AVAILABLE SEAT MILE (CASM)	Year	IN CENTS
	2000	9.27
	2001	9.33
	2002	8.51
	2003	8.28
	2004	8.42

NON-FUEL OPERATING COST PER AVAILABLE SEAT MILE (CASM)	Year	IN CENTS
	2000	6.87
	2001	7.20
	2002	6.64
	2003	6.50
	2004	6.35

TOTAL REVENUE	Year	DOLLARS IN MILLIONS
	2000	624
	2001	665
	2002	733
	2003	918
	2004	1,041

Market For Registrant's Common Equity And Related Stockholder Matters

MARKET INFORMATION

Our common stock, $.001 par value per share, is traded on the New York Stock Exchange under the symbol "AAI." The following table sets forth the reported high and low sale prices for our common stock for each quarterly period during 2004 and 2003:

	2004		2003	
Quarter	High	Low	High	Low
1st	**$14.25**	**$10.42**	$ 7.12	$ 3.90
2nd	**$15.56**	**$11.11**	$10.95	$ 6.75
3rd	**$14.24**	**$ 9.37**	$18.30	$10.45
4th	**$13.15**	**$ 9.40**	$20.84	$10.85

HOLDERS

As of March 11, 2005, there were approximately 4,709 stockholders of record of common stock.

DIVIDENDS

Historically, we have not declared cash dividends on our common stock. In addition, our debt indentures restrict our ability to pay cash dividends. We intend to retain earnings to finance the development and growth of our business. Accordingly, we do not anticipate that any dividends will be declared on our common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on our financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by our Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The information required by this item is incorporated herein by reference to the data under the heading "SECURITIES AUTHORIZED" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of stockholders to be held on May 17, 2005, which Proxy Statement is to be filed with the Commission.

SELECTED FINANCIAL AND OPERATING DATA

The following financial information for the five years ended December 31, 2004 has been derived from our consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and related Notes thereto included elsewhere herein.

(in 000s, except per share data)	**2004**	2003	2002	2001	2000
FINANCIAL DATA:					
Operating revenues	**$1,041,422**	$918,040	$733,370	$665,164	$624,094
Net income (loss)	**$ 12,255**[1]	$100,517[2]	$ 10,745[3]	$ (2,757)[4]	$ 47,436
Earnings (loss) per common share:					
Basic	**$ 0.14**	$ 1.33	$ 0.15	$ (0.04)	$ 0.72
Diluted	**$ 0.14**	$ 1.21	$ 0.15	$ (0.04)	$ 0.69
Total assets at year-end	**$ 905,731**	$808,364	$473,450	$497,816	$546,255
Long-term debt obligations including current maturities at year-end	**$ 313,970**	$246,836	$210,173	$268,211	$427,903
OPERATING DATA:					
Revenue passengers	**13,170,230**	11,651,340	9,653,777	8,302,732	7,566,986
Revenue passenger miles (RPM) (000s)[5]	**8,479,262**	7,143,125	5,581,263	4,506,007	4,115,745
Available seat miles (ASM) (000s)[6]	**11,977,443**	10,046,385	8,255,809	6,537,756	5,859,395
Passenger load factor[7]	**70.8%**	71.1%	67.6%	68.9%	70.2%
Break-even load factor[8]	**69.4%**	64.1%	66.7%	66.3%	64.7%
Average fare	**$ 76.33**	$ 76.38	$ 73.93	$ 78.11	$ 79.93
Average yield per RPM[9]	**11.86¢**	12.46¢	12.79¢	14.39¢	14.70¢
Passenger revenue per ASM[10]	**8.39¢**	8.86¢	8.64¢	9.92¢	10.32¢
Operating cost per ASM[11]	**8.42¢**	8.28¢	8.51¢	9.33¢	9.27¢
Average stage length (miles)	**628**	599	567	541	537
Average cost of aircraft fuel per gallon, including fuel taxes	**120.42¢**	98.39¢	90.37¢	93.85¢	100.89¢
Average daily utilization (hours:minutes)[12]	**10:54**	10:56	10:36	9:54	10:18
Number of operating aircraft in fleet at end of period	**87**	74	65	59	53

Note: All special items listed below are pre-tax.

(1) Includes a $1.3 million credit related to our unsuccessful bid for certain leased gates and other assets of another airline at Chicago's Midway airport

(2) Includes a $38.1 million payment under the Wartime Act, deferred debt discount/issuance cost amortization of $12.3 million and reversal of a tax valuation allowance of $15.9 million

(3) Includes a $0.6 million grant from the U.S. government pursuant to the Air Transportation Safety and System Stabilization Act (the Stabilization Act)

(4) Includes a $28.0 million impairment loss related to our DC-9 fleet, an $18.1 million impairment loss/lease termination charge related to our retired B737 fleet, special charges of $2.5 million incurred during the federal ground stop order, a $29.0 million grant from the U.S. government pursuant to the Stabilization Act, and the cumulative effect of a change in accounting principle of $0.7 million

(5) The number of scheduled revenue miles flown by passengers

(6) The number of seats available for passengers multiplied by the number of scheduled miles each seat is flown

(7) The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs)

(8) The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis

(9) The average amount one passenger pays to fly one mile

(10) Passenger revenue divided by ASMs

(11) Operating expenses, divided by ASMs

(12) The average amount of time per day that an aircraft flown is operated in revenue service

FORWARD-LOOKING STATEMENTS

The information contained in this section has been derived from our historical financial statements and should be read together with our historical financial statements and related notes included elsewhere in this document. The discussion below contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties including, but not limited to: consumer demand and acceptance of services offered by us, our ability to achieve and maintain acceptable cost levels, fare levels and actions by competitors, regulatory matters, general economic conditions, commodity prices and changing business strategies. Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expressed or implied expectations, including, but not limited to: our performance in future periods, our ability to generate working capital from operations, our ability to take delivery of and to finance aircraft, the adequacy of our insurance coverage and the results of litigation or investigation. Our forward-looking statements can be identified by the use of terminology such as "anticipates," "expects," "intends," "believes," "will" or the negative thereof, or variations thereon or comparable terminology. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

All of the operations of AirTran Holdings, Inc. are conducted by our wholly-owned subsidiary, AirTran Airways, Inc. (Airways). Airways is one of the largest low-fare scheduled airlines in the United States in terms of departures and seats offered. We operate scheduled airline service mainly in short-haul markets principally in the eastern United States, primarily from our hub in Atlanta, Georgia. As of March 1, 2005, we operated 80 Boeing 717-200 (B717) aircraft and 10 Boeing 737-700 (B737) aircraft making approximately 500 scheduled flights per day to 43 airports across the United States, serving more than 60 communities in 23 states, the District of Columbia and the Bahamas.

Our plans for 2005 focus on continuing the growth of our operations. We intend to do this by:

- adding thirteen new Boeing 737-700 (B737) and six new B717 aircraft to our fleet;
- keeping our unit costs at levels that rank among the best in the industry;
- looking for new market opportunities that will satisfy the transportation needs of our customers; and
- providing our customers with a travel experience worth repeating.

We expect our mix of low fares, excellent customer service, an affordable Business Class product and one of the youngest all-Boeing aircraft fleets will equip us with the assets necessary to accomplish our plans for the upcoming year.

YEAR IN REVIEW

We concluded the 2004 year as one of only a few domestic passenger airlines to report profitable operations for the entire year. Although our financial results for 2004 were adversely affected by, among other things, record-high fuel prices, four hurricanes in Florida and intense price competition by both long-time competitors and new entrants into the markets we serve, we reported net income of $12.3 million for the year.

Our business model is based upon low costs and our success in reducing costs has ensured our ability to persevere through the difficult economic environment we have faced, not only during 2004 but also during the immediately prior years as well. Our low costs have also given us the strategic advantage that allows us to grow while many of our competitors have been unable to do the same. Many of our competitors have incurred substantial losses in 2004 and are attempting to restructure their operations, gain wage concessions from their employees and lower their costs, including filing for bankruptcy protection and, in some instances, by attempting to emulate aspects of our business model.

During 2004, we continued to execute key components of our business plans. We completed our fleet renewal plan by retiring the last of our DC-9 aircraft and replacing them with new B717s, and also began taking delivery of new B737 aircraft. These new B737 aircraft have expanded our operations to new destinations that previously were unreachable with our other aircraft types while maintaining our low cost advantage over our competitors. In fact, during the fourth quarter of 2004 we recorded our lowest non-fuel unit costs in the history of the company and we believe this result is due in part to the introduction of the new B737s to our operations.

Other highlights from 2004 include the following:

- Opened a new aircraft hangar at Hartsfield-Jackson Atlanta International Airport
- Opened a new Metro Atlanta call center in Carrollton, Ga.
- Named Best Low-Fare Airline by *Entrepreneur* Magazine for 2004
- Opened a new pilot training center in Atlanta
- Secured financing and leasing commitments for all 2005 aircraft deliveries

Although we were able generally to offset the increased level of operating expenses in 2004 with lower maintenance and distribution costs, there can be no assurance we will be able to continue to offset any additional expenses, particularly resulting from increases in the price of fuel, further changes to security procedures or increases in aircraft insurance costs.

RESULTS OF OPERATIONS
2004 COMPARED TO 2003
SUMMARY

Our performance during 2004 marked a major financial milestone — we surpassed one billion dollars in total revenues for the year. For the year 2004 we recorded operating income of $32.8 million, net income of $12.3 million and diluted earnings per common share of $0.14. These results reflect a $0.8 million net credit primarily related to our unsuccessful bid for certain leased gates and other assets of another airline at Chicago's Midway airport. Our diluted earnings per common share were increased by $0.01 upon recognition of the credit (see Note 9 to the Consolidated Financial Statements).

For the comparative year in 2003 we recorded operating income of $86.3 million, net income of $100.5 million and diluted earnings per common share of $1.21. These results reflect a credit of $38.1 million for a payment from the United States government under the Emergency Wartime Supplemental Appropriations Act of 2003 (Wartime Act), a charge of $12.3 million for the write off of debt discount and debt issuance costs due to early payoff of debt and the conversion of debt to equity and a credit of $15.9 million created by the reversal of a tax valuation allowance. Our diluted earnings per common share were increased by $0.48 upon recognition of these items (see Notes 2 and 9 to the Consolidated Financial Statements).

OPERATING REVENUES

Our operating revenues for the year increased $123.4 million (13.4 percent) primarily due to an increase in passenger revenues. The increase in passenger revenues was primarily due to an 18.7 percent increase in traffic, as measured by revenue passenger miles (RPMs).

We placed an order with an aircraft manufacturer in 2003 for up to 110 aircraft, including options and purchase rights. During 2004 we increased our aircraft fleet by fourteen Boeing aircraft and retired one McDonnell Douglas DC-9 aircraft. As a result, our capacity, as measured by available seat miles (ASMs), increased 19.2 percent. Our ASM growth, combined with our RPM growth of 18.7 percent decreased our passenger load factor by 0.3 percentage points to 70.8 percent.

Our average yield per RPM decreased 4.8 percent to 11.86 cents. The reduction in yield resulted from a 5.1 percent increase in our average passenger trip length, as measured by RPMs divided by revenue passengers.

Other revenues increased $8.1 million primarily due to fees earned from our AirTran Airways branded credit card issued by a third party financial institution, in addition to change and cancellation fees derived from our overall increase in traffic.

OPERATING EXPENSES

Our operating expenses for the year increased $176.9 million (21.3 percent) on an available seat mile (ASM) increase of 19.2 percent. Our financial results are significantly affected by changes in the price we pay for aircraft fuel. During 2004, we experienced record aircraft fuel prices derived from sharp increases in the cost of crude oil.

In general, our operating expenses are significantly affected by changes in our capacity, as measured by ASMs. The following table presents our unit costs, or operating expenses per ASM, for 2004 and 2003:

	Year Ended December 31,		Percent
	2004	2003	Change
Salaries, wages and benefits	**2.28¢**	2.31¢	(1.3)
Aircraft fuel	**2.07**	1.78	16.3
Aircraft rent	**1.26**	1.24	1.6
Maintenance, materials and repairs	**0.58**	0.63	(7.9)
Distribution	**0.42**	0.45	(6.7)
Landing fees and other rents	**0.52**	0.52	—
Aircraft insurance and security services	**0.19**	0.20	(5.0)
Marketing and advertising	**0.23**	0.24	(4.2)
Depreciation and amortization	**0.12**	0.13	(7.7)
Other operating expenses	**0.75**	0.78	(3.8)
Total CASM	**8.42¢**	8.28¢	1.7

Salaries, wages and benefits increased $41.8 million (18.0 percent overall or a decrease of 1.3 percent on a CASM basis) primarily due to the addition of flight crews and ground support personnel hired to operate and support the growth of our aircraft fleet and new destinations added to our route system, as well as contractual wage increases and higher costs associated with our employee benefit programs. We employed approximately 6,100 employees (including approximately 5,900 full-time equivalents) at year-end 2004 representing roughly a 10.9 percent increase over the comparative period.

Aircraft fuel, including fuel-hedging activities, increased $69.2 million (38.7 percent overall or an increase of 16.3 percent on a CASM basis). The cost of aircraft fuel reached then record highs during 2004 with our average per gallon cost, including all fees, taxes and hedging activities increasing 22.4 percent to 120.42 cents. Our overall fuel consumption also increased 13.4 percent primarily due to the growth of our operations. Improvements to our fuel consumption per block hour partially offset our greater fuel consumption and the record price increases. Our fuel consumption improved 2.0 percent per block hour compared to 2003. Our fuel performance improvements directly relate to our transition to an aircraft fleet comprised of two aircraft types that are significantly more fuel-efficient than the DC-9s that were replaced. We retired our last DC-9 aircraft at the beginning of 2004 and accepted delivery of fourteen new B737 and B717 aircraft during the remainder of the year. Our fixed-price fuel contracts and fuel cap contracts reduced our fuel expense by $38.6 million and $7.4 million during 2004 and 2003, respectively.

Aircraft rent increased $26.8 million (21.5 percent overall or 1.6 percent on a CASM basis) due to a greater percentage of our aircraft fleet being leased. Twelve lease-financed aircraft were added to our fleet during 2004. We have lease-financing commitments in place to accept delivery of fifteen aircraft during 2005. The remainder of our deliveries for the year will be purchased pursuant to debt-financing commitments in place with select lenders.

Maintenance, materials and repairs increased $5.9 million (9.3 percent overall or a decrease of 7.9 percent on a CASM basis). On a block hour basis, maintenance costs decreased 3.0 percent to approximately $224 per block hour. As the original manufacturer warranties expire on our B717 aircraft the maintenance, repair and overhaul of major aircraft engine, parts and components become covered by previously negotiated agreements with FAA-approved maintenance contractors. Contractually, we pay monthly fees based on the level of our operations, generally measured by either the number of flight hours flown or the number of landings. Our increased level of operations during the year and the related costs associated with our maintenance agreements predominantly account for the overall increase in this area.

Distribution costs increased $5.5 million (12.2 percent overall or a decrease of 6.7 percent on a CASM basis) primarily due to the overall growth of passenger revenues derived from travel agency sales. Although total distribution costs have increased, these costs as a percentage of passenger revenues have decreased as more of our passengers have shifted their bookings directly onto our website. We recognize significant cost savings when our sales are booked directly through our website as opposed to more traditional methods, such as travel agents.

Landing fees and other rents increased $9.5 million (18.0 percent overall or no variance on a CASM basis) primarily due to growth in the number of flights we operated, landing fee rate increases and the leasing of facilities at new destinations that were added to our route network.

Aircraft insurance and security services increased $3.2 million (16.3 percent overall or a decrease of 5.0 percent on a CASM basis). The addition of fourteen new aircraft to our fleet during the year increased our total insured hull value and related insurance premiums.

Marketing and advertising increased $3.5 million (14.3 percent overall or a decrease of 4.2 percent on a CASM basis) primarily reflecting our promotional efforts associated with the development of our new destinations and our efforts to generate demand in all the markets that we serve.

Depreciation increased $2.0 million (15.8 percent or a decrease of 7.7 percent on a CASM basis). Our significant asset additions during the year were primarily new aircraft. However, with the exception of two B737s, all aircraft additions during the year were lease-financed rather than purchased.

Other operating expenses increased $9.4 million (12.0 percent or a decrease of 3.8 percent on a CASM basis) primarily due to added passenger-related costs associated with the higher level of operations, contractual costs related to the opening of new destinations and routes, and the costs associated with our reservations system and other automation projects.

NON-OPERATING EXPENSES

Other (income) expense, net increased by $13.7 million primarily due to the receipt in 2003 of a government reimbursement pursuant to the Wartime Act of $38.1 million, partially offset by a $12.3 million charge related to the write off of unamortized debt discount and issuance costs due to the early retirement of debt and of conversion of debt to equity and by a $8.9 million reduction in 2004 in interest expense as a result of having reduced our outstanding debt obligations.

INCOME TAX EXPENSE

At December 31, 2004 and 2003, we had NOL carryforwards for income tax purposes of approximately $190.0 million and $118.4 million, respectively, that begin to expire in 2017. In addition, our AMT credit carryforwards for income tax purposes were $3.3 million at December 31, 2004 and 2003.

The change in our valuation allowance was approximately $1.3 million and $52.0 million during 2004 and 2003, respectively. These changes in the valuation allowance account for the significant change in our effective tax rates and tax expense (benefit) between 2004 and 2003.

2003 COMPARED TO 2002

SUMMARY

For the year 2003, we recorded operating income of $86.3 million, net income of $100.5 million and diluted earnings per common share of $1.21. These results reflect a credit of $38.1 million for a payment from the United States government under the Emergency Wartime Supplemental Appropriations Act of 2003 (Wartime Act), a charge of $12.3 million for the write off of debt discount and debt issuance costs due to early payoff of debt and the conversion of debt to equity and a credit of $15.9 million created by the reversal of a tax valuation allowance. Our diluted earnings per common share were increased by $0.48 upon recognition of these items. For the comparative period in 2002, including special items, we recorded operating income of $30.6 million, net income of $10.7 million and diluted earnings per common share of $0.15. Our 2002 results included a credit of $0.6 million for a government grant received pursuant to the Air Transportation Safety and System Stabilization Act (Stabilization Act). Our diluted earnings per common share for the year ended December 31, 2002 were increased by $0.01 upon recognition of the government grant (see Note 3 to the Consolidated Financial Statements).

OPERATING REVENUES

Our operating revenues for the year 2003 increased $184.7 million (25.2 percent) primarily due to an increase in passenger revenues. The increase in passenger revenues was primarily due to a 28.0 percent increase in traffic, as measured by RPMs.

During 2003, we took delivery of 23 B717 aircraft and retired nine owned DC-9 aircraft and five leased DC-9 aircraft (total of 14 DC-9 aircraft). As a result, our capacity, as measured ASMs, increased by 21.7 percent. When coupled with our RPM growth of 28.0 percent, our load factor increased 3.5 percentage points to 71.1 percent.

While we continued to grow our operations by adding new aircraft to our fleet, new destinations to our route network, and additional frequencies between existing city pairs, we continued to experience a decline in yields during 2004. Our average yield, as measured by revenue per passenger seat mile, decreased 2.6 percent to 12.46 cents per RPM. The reduction in yield resulted from a 3.3 percent increase in our average fare to $76.38 and a 6.1 percent increase in our average passenger trip length, as measured by RPMs divided by revenue passengers, to 613 miles. This decline in yield, when combined with our 3.5 percentage point increase in passenger load factor, resulted in a 2.5 percent increase in passenger unit revenues, or passenger RASM, to 8.86 cents per ASM.

Cargo revenues declined $0.5 million primarily due to reduced levels of mail transported for the U.S. Postal Service. In general, the demand for short-haul cargo transportation has diminished and we continue to focus our resources on passenger transportation.

OPERATING EXPENSES

Our operating expenses for the year 2003 increased $128.9 million (18.3 percent) on an ASM increase of 21.7 percent. This increase is due to operating an average of eight additional aircraft for the entire year and the end of the warranty period on our aircraft engines resulting in increases to maintenance expense.

In general, our operating expenses are significantly affected by changes in our capacity, as measured by ASMs. The following table presents our unit costs, or operating expenses per ASM, for 2003 and 2002:

	Year Ended December 31,		Percent
	2003	2002	Change
Salaries, wages and benefits	**2.31¢**	2.46¢	(6.1)
Aircraft fuel	**1.78**	1.87	(4.8)
Aircraft rent	**1.24**	0.88	40.9
Maintenance, materials and repairs	**0.63**	0.57	10.5
Distribution	**0.45**	0.52	(13.5)
Landing fees and other rents	**0.52**	0.51	2.0
Aircraft insurance and security services	**0.20**	0.36	(44.4)
Marketing and advertising	**0.24**	0.25	(4.0)
Depreciation and amortization	**0.13**	0.21	(38.1)
Other operating expenses	**0.78**	0.88	(11.4)
Total CASM	**8.28¢**	8.51¢	(2.7)

Salaries, wages and benefits increased $28.3 million (13.9 percent overall or an improved 6.1 percent on a CASM basis) primarily due to the addition of flight crews and ground support personnel hired to operate and support the growth of our B717 aircraft fleet and new destinations added to our route system, as well as contractual wage increases and higher costs associated with our employee benefit programs. We employed approximately 5,500 employees (including approximately 5,300 full-time equivalents) at year-end 2003 representing roughly a 16.8 percent increase over the comparative period.

Aircraft fuel, including fuel-hedging activities, increased $24.3 million (15.7 percent overall or an improved 4.8 percent on a CASM basis). In 2003, we consumed 6.3 percent more fuel primarily due to the growth of our operations. We also experienced increases in the price of aircraft fuel purchases. Improvements to our fuel consumption per block hour partially offset our greater fuel consumption and the price increases. Our average per gallon cost of fuel, including all fees, taxes and hedging activities increased 8.9 percent to 98.4 cents. Our fuel consumption improved 8.7 percent decreasing to 659 gallons per block hour compared to 722 gallons per block hour in 2002. We continue to realize savings from reduced fuel consumption per block hour as we replace the DC-9 aircraft in our operating fleet with B717 aircraft that are more fuel-efficient. The results of our terminated derivative contracts increased aircraft fuel expense by $0.5 million and $6.0 million during 2003 and 2002, respectively. Our fixed-price fuel contracts and fuel cap contracts reduced our fuel expense by $7.4 million and $4.7 million during 2003 and 2002, respectively.

Aircraft rent increased $51.5 million (70.9 percent overall or a decrease of 40.9 percent on a CASM basis) due to a greater percentage of our aircraft fleet being leased. Twenty-three lease-financed B717 aircraft were added to our fleet during 2003. We have lease-financing commitments in place to accept delivery of six B737 aircraft and six B717 aircraft during 2004.

Maintenance, materials and repairs increased $16.3 million (34.5 percent or a decrease of 10.5 percent on a CASM basis). On a block hour basis, maintenance costs increased 15.5 percent to approximately $231 per block hour. Prior to 2003, the B717 aircraft parts and components were under warranty. During 2003, we commenced payments under previously negotiated agreements covering the maintenance, repair and overhaul of major B717 aircraft engine, parts and components. Under these agreements, we pay monthly fees based on either the number of flight hours flown or the number of landings made. Under these contracts, maintenance costs are expensed monthly as the aircraft is utilized.

Distribution costs increased $2.2 million (5.2 percent overall or improved 13.5 percent on a CASM basis). Our improvement in this area, on a CASM basis, was primarily due to: (i) a greater percentage of our passenger sales being generated online via our website; and (ii) savings generated by revisions to our commission structure. We recognize significant savings when our sales are transacted via our website as opposed to more traditional methods such as through travel agents and global distribution systems. During 2002, we revised our commission structure to eliminate the standard 5 percent commission for travel agencies. We continue to offer a 5 percent commission for sales transacted through the travel agent section of our website. Our commission cost savings was partially offset by increased computer reservation system and credit card fees. The additional transaction volume derived from our growth in revenue passengers generated the escalation in these fees.

Landing fees and other rents increased $10.5 million (24.9 percent or a decrease of 2.0 percent on a CASM basis) reflecting landing fee rate increases, growth in the number of flights we operated and the leasing of facilities at the new destinations added to our route network.

Aircraft insurance and security services declined $9.6 million (32.9 percent or an improved 44.4 percent on a CASM basis) primarily from a significant reduction in aircraft hull and passenger liability insurance rates in 2003, despite increases in the insured fleet hull value as a result of the new B717 aircraft deliveries.

Marketing and advertising increased $3.1 million (15.0 percent or an improved 4.0 percent on a CASM basis) primarily reflecting our promotional efforts associated with the development of our new destinations and efforts to generate demand in all markets.

Depreciation decreased $4.4 million (26.0 percent or an improved 38.1 percent on a CASM basis) primarily due to the retirement of 9 and 14 owned aircraft during 2003 and 2002, respectively.

Other operating expenses increased $6.7 million (9.3 percent or an improved 11.4 percent on a CASM basis) primarily from added passenger related costs associated with the higher level of operations, contractual costs related to the opening of new destinations and the costs associated with our new reservations system and other automation projects.

NON-OPERATING EXPENSES

Other (income) expense, net decreased by $21.4 million primarily due to the receipt of a government reimbursement pursuant to the Wartime Act of $38.1 million, partially offset by a $12.3 million charge related to the write off of unamortized debt discount and issuance costs due to the early retirement of debt and of conversion of debt to equity. Additionally, interest expense decreased by approximately $1 million due to the payoff of high interest rate debt and the issuance of lower interest rate debt. Interest income increased approximately $1.2 million due to higher cash balances available for investment.

INCOME TAX BENEFIT

Income tax benefit was $13.4 million and $0.8 million for 2003 and 2002, respectively. As a result of our two consecutive years of profitable results in 2003 and 2002 and the expectation of continued profitability, we recorded a tax benefit of $15.9 million as a result of the reversal of the valuation allowance on the deferred tax asset related to our NOL carryforwards. We maintained a valuation allowance of approximately $4.1 million consisting of $3.3 million in AMT credit carryforwards and $0.8 million in state NOL carryforwards that may expire without being used. During 2002, we recorded income tax benefit of $0.8 million due to a change in federal tax law as discussed below.

The Job Creation and Worker Assistance Act of 2002 passed by Congress in March 2002 resulted in a retroactive suspension of the AMT NOL 90 percent limitation. This legislation resulted in a tax benefit of $0.8 million in 2002. In accordance with Statement of Financial Accounting

Standards No. 109 (SFAS 109), "Accounting for Income Taxes," the effect of changes in tax laws or rates is included in income in the period that includes the enactment date, resulting in recognition of the change in the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of funds are accumulated cash and cash equivalents, short-term investments and cash provided by operations. Our primary uses of cash are for working capital (including labor and fuel costs), capital expenditures and general corporate purposes, which may include acquisitions of other airlines and their assets, whether in connection with bankruptcy proceeding relating to such carriers of their assets or otherwise in other *investments in strategic alliances, code-share agreements or other business arrangements.*

Our cash and cash equivalents, including restricted cash, totaled $315.3 million at December 31, 2004 compared to $348.5 million at December 31, 2003. At year-end 2004, we also held $27.0 million in short-term investments, representing auction rate securities with auction reset periods less than 12 months.

Operating activities generated $38.1 million of cash in 2004 compared to $133.2 million in 2003. Our operating cash inflows are primarily derived from the sale of transportation for passengers aboard our airline. In most cases our passengers pay us prior to the dates of their travel. We record these advance payments as Air Traffic Liability on our Consolidated Balance Sheets. The routine expenses of operating our aircraft to provide the transportation purchased by our customers represent the majority of our operating cash outflows. For 2004, the $95.1 million decrease in cash flows generated by our operating activities was primarily due to the $12.7 million reduction in our Air Traffic Liability due to the timing of our customers' advance payments relative to when the transportation was provided, the receipt of $38.1 million during 2003 pursuant to the Wartime Act, which was not received in 2004, a $22.4 million reduction in restricted cash related to the release of a credit card holdback in 2003, a $53.4 million reduction in operating income in 2004 over 2003 due to increases in aircraft rent and fuel and a $20.9 million increase in our accrued liabilities.

Investing activities used $73.3 million of cash in 2004 compared to $65.2 million in 2003. Our investing activities primarily consist of capital expenditures, aircraft purchase deposits required for aircraft scheduled for delivery in future periods and an increase in available-for-sale securities. The primary increase in our investing activities for 2004 was related to the acquisition of support equipment, building improvements and upgrades to our computer systems. Our overall aircraft purchase deposits requirements were lower for 2004 due to the timing of payments relative to refunds received for aircraft deliveries. We invested a net amount of approximately $27.0 million in auction rate securities.

Financing activities generated $3.9 million of cash in 2004 compared to $166.6 million in 2003. Our 2004 financing activities primarily consisted of proceeds from the sale of stock offset by debt payments and debt issuance costs. During 2003, we issued new convertible debt of $125.0 million and paid down existing debt of $90.5 million. Additionally in 2003, we issued 9.1 million shares of stock in a secondary offering in 2003, receiving net proceeds of $139.2 million.

COMMITMENTS

Our expected contractual commitments to be paid were the following as of December 31, 2004 (in millions):

Nature of commitment	Total	2005	2006 -2007	2008 -2009	Thereafter
Operating lease payments for aircraft and facility obligations(1)	$5,239.3	$229.9	$587.6	$682.5	$3,739.3
Aircraft fuel purchases	65.8	65.8	—	—	—
Long-term debt obligations(1)	429.0	13.8	47.2	38.5	329.5
Total contractual obligations and Commitments	$5,734.1	$309.5	$634.8	$721.0	$4,068.8

(1) Excludes related interest payments and assumes that we will lease all aircraft except for four aircraft committed under debt financing, even though financing has not been arranged for all aircraft.

A variety of assumptions were necessary in order to derive the information described in the paragraph herein, including, but not limited to: (i) the timing of aircraft delivery dates; (ii) estimated rental factors which are correlated to floating interest rates prior to delivery; and (iii) future fuel prices, including fuel refining, transportation and into-plane costs. Our actual results may differ from these estimates under different assumptions or conditions.

AIRCRAFT PURCHASE COMMITMENTS

As of December 31, 2004, Airways had firm commitments with an aircraft manufacturer to purchase eight B717 aircraft in 2005 and 2006 and 44 B737 aircraft with delivery dates between 2005 and 2008. Additionally, Airways has options and purchase rights to acquire an additional 48 B737 aircraft with delivery dates between 2006 and 2010. In January 2005, we exercised options for the delivery of two additional B737 aircraft with delivery dates in 2006. The B717 aircraft are to be financed through an affiliate of the aircraft manufacturer. Pursuant to Airways' arrangement with an aircraft leasing company, Airways entered into individual operating leases for 22 of the B737 aircraft of which six were delivered during 2004, and has entered into sale/leaseback transactions with that aircraft leasing company with respect to six related spare engines, to be delivered between 2005 and 2010. Additionally, Airways has obtained debt financing commitments for six B737 aircraft of which two were delivered during 2004. Airways has obtained financing commitments from an affiliate of the aircraft manufacturer for up to 80 percent of the purchase price of 16 of the B737 aircraft should Airways be unable to secure financing from the financial markets on acceptable terms. During 2005, Airways is scheduled to take delivery of six B717 aircraft to be leased through an affiliate of the aircraft manufacturer and 13 B737 aircraft with nine such aircraft subject to individual operating leases mentioned above and four B737 aircraft financed through debt. There can be no assurance that sufficient financing will be available for all B737 aircraft and other capital expenditures not covered by firm financing commitments.

The following table details our firm orders for aircraft and options as of December 31, 2004.

	B737 Deliveries		B717 Deliveries	
	Firm	Options	Firm	Options
2005	13	—	6	—
2006	15	4	2	—
2007	12	5	—	—
2008	4	14	—	—
Total*	44	23	8	—

*We have purchase rights to acquire up to 25 B737 aircraft in addition to the totals shown above.

During 2004, in connection with Airways' agreements with an aircraft manufacturer, Airways was refunded $7.7 million in previously paid aircraft deposits and paid $44.0 million in aircraft deposits under the new agreement with an aircraft manufacturer for the acquisition of B737 aircraft.

CREDIT AGREEMENT

We currently have a $15 million credit agreement with our bank. The agreement allows us to obtain letters of credit and enter into hedge agreements with the bank. The agreement contains certain covenant requirements including liquidity tests. We are in compliance with these covenants. At December 31, 2004 and 2003, we had $10.4 million and $13.3 million, respectively, in letters of credit drawn against the credit agreement.

OTHER COMMITMENTS

In May 2004, we opened a two-bay hangar facility at Hartsfield-Jackson Atlanta International Airport. The 56,700-square-foot hangar will hold two of our B717 aircraft simultaneously and has a 20,000-square-foot, two-story office building attached to the hangar to house engineers and other support staff. We have a 20-year lease on the facility which expires in 2024.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no arrangements of the types described in the first three categories that we believe may have a material current or future effect on our financial condition, liquidity or results of operations. Certain guarantees that we do not expect to have a material current or future effect on our financial condition, liquidity or resulted operations are disclosed in Note 7 to our consolidated financial statements.

Effective October 1, 2003, we adopted Financial Accounting Standards Board (FASB) Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses, receives a majority of the other entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called "variable interest entities" or "VIEs." The principal characteristics of VIEs are (1) an insufficient amount of equity to absorb the entity's expected losses, (2) equity owners as a group are not able to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the entity's residual returns. "Variable interests" are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity's net asset value. As a result, VIEs can arise from items such as lease agreements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a VIE, the entity must be consolidated by the "primary beneficiary." The primary beneficiary is the holder of the variable interests that absorb a majority of the VIE's expected losses or receive a majority of the entity's residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interest.

We have variable interests in our aircraft leases. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria of VIEs. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, a fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. This is the case in the majority of our aircraft leases; however, we have two aircraft leases that contain fixed-price purchase options that allow us to purchase the aircraft at predetermined prices on specified dates during the lease term. We have not consolidated the related trusts because even taking into consideration these purchase options, we are still not the primary beneficiary based on our cash flow analysis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General. The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Our actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. The following is a description of what we believe to be our most critical accounting policies and estimates (see Note 1 to the Consolidated Financial Statements).

Revenue Recognition. Passenger revenue is recognized when transportation is provided. Ticket sales for transportation which has not yet been provided are recorded as air traffic liability. Air traffic liability represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. Nonrefundable tickets expire one year from the date the ticket is purchased. A small percentage of tickets expire unused. We estimate the amount of future exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical experience. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense.

Frequent Flyer Program. We accrue a liability for the estimated incremental cost of providing free travel for awards earned under our A+ Rewards Program based on awards we expect to be redeemed. We adjust this liability based on points earned and redeemed as well as for changes in the estimated incremental costs.

Points under our A+ Rewards Program may also be earned using our branded credit card. A prorated portion of revenue earned from this credit card is deferred and recognized as passenger revenue when transportation is likely to be provided, based on estimates of fair value of tickets to be redeemed. Amounts received in excess of the tickets' fair values are recognized in income currently.

Accounting for Long-Lived Assets. When appropriate, we evaluate our long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." We record impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. In making these determinations, we utilize certain assumptions, including, but not limited to: (i) estimated fair market value of the assets; and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in our operations, and estimated salvage values.

We have approximately $377.8 million of long-lived assets as of December 31, 2004 on a cost basis, including approximately $295.0 million of flight equipment and related equipment on a cost basis.

Inventories. Inventories consist of expendable aircraft spare parts, supplies, and prepaid aircraft fuel. These items are stated at the lower of cost or market using the first-in, first-out method (FIFO). These items are charged to expense when used. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

Financial Derivative Instruments. During 2001 we utilized derivative instruments, including crude oil and heating oil based derivatives, to hedge a portion of our exposure to jet fuel price increases. These instruments consisted primarily of fixed-price swap agreements and collar structures.

During 2002 we terminated these agreements. Upon early termination of a derivative contract, gains and losses deferred in other comprehensive income (loss) would continue to be reclassified to earnings as the related fuel is used. Gains and losses deferred in other comprehensive gain (loss) related to derivative instruments hedging forecasted transactions would be recognized into earnings immediately when the anticipated transaction is no longer likely to occur.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement of Financial Standards 123R (SFAS 123R), "Share-Based Payment." SFAS 123R is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. Among other items SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting for stock-based compensation, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, which is the third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in payments granted after that date based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

We currently utilize a standard option pricing model, Black-Scholes, to measure the fair value of the stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a lattice model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS 123R. See Note 10 to the Consolidated Financial Statements for further information.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as under the current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

We currently expect to adopt SFAS 123R effective July 1, 2005, however, we have not yet determined which of the aforementioned adoption methods we will use. Subject to the methodology we select to calculate the cost associated with implementing the provisions in SFAS 123R, the pro-forma disclosure disclosed in Note 10 to the Consolidated Financial Statements may not be indicative of the actual cost to be incurred by us upon implementation. See Note 10 to the Consolidated Financial Statements for further information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK-SENSITIVE INSTRUMENTS AND POSITIONS

We are subject to certain market risks, including interest rates and commodity prices (i.e., aircraft fuel). The adverse effects of changes in these markets pose a potential loss as discussed below. The sensitivity analyses do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See the Notes to the Consolidated Financial Statements for a description of our financial accounting policies and additional information.

INTEREST RATES

As of December 31, 2004 and 2003, the fair value of our long-term debt was estimated to be $344.9 million and $241.3 million, respectively, based upon discounted future cash flows using current incremental borrowing rates for similar types of instruments or market prices. Market risk, estimated as the potential increase in fair value resulting from a hypothetical 100 basis point decrease in interest rates, was approximately $11.2 million as of December 31, 2004, and approximately $6.0 million as of December 31, 2003. Our long-term debt obligations that bear fixed rates of interest and may be prepaid without penalty prior to their respective maturity dates and, therefore, a change in market interest rates generally would not affect our financial position, results of operations or cash flows. If interest rates average 10 percent higher in 2005 than in 2004, for our variable rate debt, our interest expense would increase by approximately $3.1 million.

AVIATION FUEL

Our results of operations are impacted by changes in the price of aircraft fuel. Aircraft fuel accounted for 24.6 percent and 21.5 percent of our operating expenses in 2004 and 2003, respectively. Based on our 2005 projected fuel consumption, a 10 percent increase in the average price per gallon of aircraft fuel for the year ended December 31, 2004, would increase fuel expense for the next twelve months by approximately $22.6 million, including the effects of our fuel hedges. Comparatively, based on 2004 fuel usage, a 10 percent increase in fuel prices would have resulted in an increase in fuel expense of approximately $24.8 million, including the effects of our fuel hedges. In 2002, we terminated our fuel-hedging contracts consisting of swap agreements and entered into fixed-price fuel contracts and fuel cap contracts to partially protect against significant increases in aircraft fuel prices. At December 31, 2004, we had hedged approximately 23 percent of our projected fuel requirements for 2005, as compared to approximately 29 percent of our projected fuel requirements for 2004 at December 31, 2003. During the first quarter of 2005, we entered into additional fixed-price fuel contracts and fuel cap contracts that increased our fuel commitments to approximately 28 percent of our estimated fuel needs for 2005.

AirTran Holdings, Inc. Consolidated Statements of Income

(In thousands, except per share data)

Year ended December 31,	**2004**	2003	2002
OPERATING REVENUES:			
Passenger	**$1,005,263**	$889,950	$713,711
Other	**36,159**	28,090	19,659
Total operating revenues	**1,041,422**	918,040	733,370
OPERATING EXPENSES:			
Salaries, wages and benefits	**273,514**	231,728	203,435
Aircraft fuel	**247,980**	178,737	154,467
Aircraft rent	**150,959**	124,203	72,690
Maintenance, materials and repairs	**69,514**	63,600	47,288
Distribution	**50,890**	45,354	43,115
Landing fees and other rents	**62,322**	52,810	42,291
Aircraft insurance and security services	**22,888**	19,684	29,323
Marketing and advertising	**27,569**	24,112	20,967
Depreciation	**14,628**	12,628	17,072
Other operating	**88,314**	78,866	72,159
Total operating expenses	**1,008,578**	831,722	702,807
OPERATING INCOME	**32,844**	86,318	30,563
OTHER (INCOME) EXPENSE:			
Interest income	**(5,275)**	(3,345)	(2,102)
Interest expense	**19,428**	28,303	29,203
Other	**(1,332)**	—	—
Government grant	—	—	(640)
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003	—	(38,061)	—
Deferred debt discount/issuance cost amortization	—	12,257	—
SFAS 133 adjustment	—	—	(5,857)
Other (income) expense, net	**12,821**	(846)	20,604
INCOME BEFORE INCOME TAXES	**20,023**	87,164	9,959
Income tax expense (benefit)	**7,768**	(13,353)	(786)
NET INCOME	**$ 12,255**	$100,517	$ 10,745
EARNINGS PER COMMON SHARE			
Net Income Per Share, Basic	**$ 0.14**	$ 1.33	$ 0.15
Net Income Per Share, Diluted	**$ 0.14**	$ 1.21	$ 0.15
WEIGHTED-AVERAGE SHARES OUTSTANDING			
Basic	**85,261**	75,345	70,409
Diluted	**89,523**	86,607	73,153

See accompanying notes to consolidated financial statements.

AirTran Holdings, Inc. Consolidated Balance Sheets

(In thousands, except per share data)

December 31,	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$307,493**	$338,707
Restricted cash	**7,854**	9,798
Short-term investments	**26,975**	—
Accounts receivable, less allowance of $627 and $603 at December 31, 2004 and 2003, respectively	**19,376**	17,454
Inventories, less allowance for obsolescence of $987 and $733 at December 31, 2004 and 2003, respectively	**28,311**	19,345
Deferred income taxes—current	**7,442**	52,054
Prepaid expenses and other current assets	**14,613**	15,209
Total current assets	**412,064**	452,567
PROPERTY AND EQUIPMENT:		
Flight equipment	**294,966**	229,927
Less: Accumulated depreciation	**(34,036)**	(26,610)
	260,930	203,317
Purchase deposits for flight equipment	**69,833**	49,991
Other property and equipment	**82,854**	45,425
Less: Accumulated depreciation	**(29,682)**	(22,272)
	53,172	23,153
Total property and equipment	**383,935**	276,461
OTHER ASSETS:		
Intangibles resulting from business acquisition	**8,350**	8,350
Trademarks and trade names	**21,567**	21,567
Debt issuance costs	**7,607**	7,293
Deferred income taxes—noncurrent	**16,708**	—
Other assets	**55,500**	42,126
TOTAL ASSETS	**$905,731**	$808,364
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 20,988**	$ 18,498
Accrued and other liabilities	**85,047**	69,233
Air traffic liability	**87,571**	78,746
Current portion of lease obligations	**886**	627
Current portion of long-term debt	**12,950**	4,388
Total current liabilities	**207,442**	171,492
Long-term lease obligations	**14,559**	796
Long-term debt	**285,575**	241,025
Deferred income taxes	—	26,100
Other liabilities	**64,119**	66,738
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value per share, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value per share, 1,000,000 shares authorized, and 86,617 and 84,209 shares issued and outstanding at December 31, 2004 and 2003, respectively	**87**	84
Additional paid-in capital	**361,063**	337,145
Unearned compensation	**(4,624)**	—
Accumulated other comprehensive loss	—	(271)
Accumulated deficit	**(22,490)**	(34,745)
Total stockholders' equity	**334,036**	302,213
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$905,731**	$808,364

See accompanying notes to consolidated financial statements.

AirTran Holdings, Inc. Consolidated Statements of Cash Flows

(In thousands)

Year ended December 31,	**2004**	2003	2002
OPERATING ACTIVITIES:			
Net income	**$ 12,255**	$100,517	$ 10,745
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,982**	15,741	19,967
Amortization of deferred gains from sales/leaseback of aircraft	**(4,385)**	(4,961)	(5,979)
Provisions for uncollectible accounts	**709**	510	1,009
Deferred debt discount/issuance cost amortization	**—**	12,257	—
Loss on asset disposal	**—**	—	858
SFAS 133 adjustment	**—**	—	(5,857)
Deferred income taxes	**7,618**	(13,608)	—
Other	**2,829**	—	—
Changes in current operating assets and liabilities:			
Restricted cash	**1,944**	24,375	(7,633)
Accounts receivable	**(2,631)**	1,156	(9,657)
Government grant receivable	**—**	—	4,333
Inventories	**(1,391)**	(9)	(2,141)
Prepaid aircraft fuel	**(8,055)**	(10,952)	330
Prepaid aircraft rent	**(13,691)**	(18,899)	(8,118)
Other assets	**(4,740)**	3,665	(653)
Accounts payable, accrued and other liabilities	**22,850**	1,888	(9,575)
Air traffic liability	**8,825**	21,566	18,723
NET CASH PROVIDED BY OPERATING ACTIVITIES	**38,119**	133,246	6,352
INVESTING ACTIVITIES:			
Purchases of property and equipment	**(26,449)**	(20,802)	(13,986)
Aircraft purchase deposits (payments) refunds	**(19,842)**	(44,447)	20,984
Increase in available-for-sale securities	**(26,975)**	—	—
Proceeds from disposal of equipment	**—**	—	640
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**(73,266)**	(65,249)	7,638
FINANCING ACTIVITIES:			
Issuance of long-term debt	**—**	125,582	—
Debt issuance costs	**(1,163)**	(3,918)	—
Payments of long-term debt	**(5,879)**	(90,467)	(15,024)
Buy back of detachable stock purchase warrants	**—**	(11,690)	—
Proceeds from sale of common stock, net of expenses	**10,975**	147,052	1,696
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**3,933**	166,559	(13,328)
Net increase (decrease) in cash and cash equivalents	**(31,214)**	234,556	662
Cash and cash equivalents at beginning of year	**338,707**	104,151	103,489
Cash and cash equivalents at end of year	**$307,493**	$338,707	$104,151

See accompanying notes to consolidated financial statements.

AirTran Holdings, Inc. Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Unearned Compensation	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
BALANCE AT JANUARY 1, 2002	69,528	$70	$186,190	$(146,007)	$ —	$(6,846)	$ 33,407
Issuance of common stock for exercise of options	1,408	1	823	—	—	—	824
Issuance of common stock under stock purchase plan	196	—	872	—	—	—	872
Net income	—	—	—	10,745	—	—	10,745
Other comprehensive income	—	—	—	—	—	6,037	6,037
Total comprehensive income							16,782
BALANCE AT DECEMBER 31, 2002	71,132	71	187,885	(135,262)	—	(809)	51,885
Issuance of common stock for exercise of options	2,082	2	6,874	—	—	—	6,876
Issuance of common stock under stock purchase plan	117	—	937	—	—	—	937
Issuance of common stock for debt	1,015	1	5,499	—	—	—	5,500
Issuance of common stock in secondary offering	9,116	9	139,230	—	—	—	139,239
Issuance of common stock for detachable purchase stock warrants exercised	747	1	(1)	—	—	—	—
Buy back of detachable stock purchase warrants	—	—	(11,690)	—	—	—	(11,690)
Tax benefit related to exercise of nonqualified stock options	—	—	8,411	—	—	—	8,411
Net income	—	—	—	100,517	—	—	100,517
Other comprehensive income	—	—	—	—	—	538	538
Total comprehensive income							101,055
BALANCE AT DECEMBER 31, 2003	84,209	84	337,145	(34,745)	—	(271)	302,213
Issuance of common stock for exercise of options	**2,292**	**2**	**9,717**	—	—	—	**9,719**
Issuance of common stock under stock purchase plan	**116**	**1**	**1,255**	—	—	—	**1,256**
Unearned compensation on common stock issues	—	—	**7,084**	—	**(7,084)**	—	—
Amortization of unearned compensation	—	—	—	—	**2,460**	—	**2,460**
Tax benefit related to exercise of nonqualified stock options	—	—	**5,862**	—	—	—	**5,862**
Net income	—	—	—	**12,255**	—	—	**12,255**
Other comprehensive income	—	—	—	—	—	**271**	**271**
Total comprehensive income							**12,526**
BALANCE AT DECEMBER 31, 2004	**86,617**	**$87**	**$361,063**	**$ (22,490)**	**$(4,624)**	**$ —**	**$334,036**

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND BUSINESS

Our consolidated financial statements include the accounts of AirTran Holdings, Inc. (Holdings) and our wholly-owned subsidiaries, including our principal subsidiary, AirTran Airways, Inc. (Airways). Significant intercompany accounts and transactions have been eliminated in consolidation.

Airways, Inc. offers scheduled air transportation of passengers, serving short-haul markets primarily in the eastern United States.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results inevitably will differ from those estimates.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Restricted cash primarily represents amounts escrowed relating to aircraft leases and amounts relating to air traffic liability.

SHORT-TERM INVESTMENTS

Short-term investments consist of auction rate securities with auction reset periods of less than 12 months, classified as available-for-sale securities and stated at fair value.

ACCOUNTS RECEIVABLE

Accounts receivable are due primarily from major credit card processors, travel agents, co-branded credit card arrangements, overpayments made to a wet-lease partner, and from municipalities related to guaranteed revenue agreements. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable based on historical credit card chargebacks and miscellaneous receivables based on specific analysis. Collateral is generally not required on accounts receivable.

INVENTORIES

Inventories consist of expendable aircraft spare parts, supplies and prepaid aircraft fuel. These items are stated at the lower of cost or market using the first-in, first-out method (FIFO). These items are charged to expense when used. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

PROPERTY AND EQUIPMENT

Property and equipment are stated on the basis of cost. Flight equipment is depreciated to its salvage values of 10%, using the straight-line method. The estimated salvage values and depreciable lives are periodically reviewed for reasonableness, and revised if necessary. The estimated useful lives for airframes, engines and aircraft parts are 30 years. Other property and equipment is depreciated over three to 10 years.

MEASUREMENT OF IMPAIRMENT

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS 144 had no effect on our results of operations. We record impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets and the fair value is less than the net book value.

INTANGIBLES

The trade name and intangibles resulting from business acquisitions (goodwill) consist of cost in excess of net assets acquired. We adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," effective January 1, 2002. Pursuant to SFAS 142, goodwill and indefinite-lived intangibles, such as trade names, are no longer amortized but are subject to periodic impairment reviews. We performed annual impairment tests in the fourth quarter of 2004, 2003 and 2002. Our tests indicated that we did not have any impairment of our trade name or of our goodwill. Accumulated amortization was $6.5 million at December 31, 2004, 2003 and 2002.

CAPITALIZED INTEREST

Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Interest is capitalized at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings. Capitalization of interest ceases when the asset is placed in service. For the years ended December 31, 2004, 2003 and 2002, the Company incurred approximately $19.4 million, $28.3 million and $29.2 million in interest expense, respectively, net of capitalized interest of $7.3 million, $2.0 million and $4.8 million, respectively.

AIRCRAFT AND ENGINE MAINTENANCE
Maintenance repair costs for major components, including engines and auxiliary power units (APU), covered under maintenance agreements with FAA approved contractors, are expensed monthly based on flight hours flown or landings. Maintenance on airframes and other components are expensed as incurred.

ADVERTISING COSTS
Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $27.0 million, $22.8 million and $20.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

REVENUE RECOGNITION
Passenger revenue is recognized when transportation is provided. Ticket sales for transportation which has not yet been provided are recorded as air traffic liability. Air traffic liability represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. Nonrefundable tickets expire one year from the date the ticket is purchased. A small percentage of tickets expire unused. We estimate the amount of future exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical experience. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense.

FREQUENT FLYER PROGRAM
We accrue a liability for the estimated incremental cost of providing free travel for awards earned under our A+ Rewards Program based on awards we expect to be redeemed. We adjust this liability based on points earned and redeemed as well as for changes in the estimated incremental costs.

Points under our A+ Rewards Program may also be earned using our branded credit card. A prorated portion of revenue earned from this credit card is deferred and recognized as passenger revenue when transportation is likely to be provided, based on estimates of fair value of tickets to be redeemed. Amounts received in excess of the tickets' fair values are recognized in income currently.

DEFERRED INCOME TAXES
Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. During 2004 and 2003, we adjusted our tax valuation allowance based on current profitability and future forecasts and on the realization of net operating loss carryforwards and credits, as judged by us, to be more likely than not.

STOCK-BASED COMPENSATION
We grant stock options and restricted awards from time to time to certain of our officers, directors, and key employees. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations and accordingly only recognize compensation expense for stock options granted where the market price of the underlying stock exceeds the exercise price of the stock option on the date of grant.

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, we will continue to account for stock-based compensation in accordance with APB 25. See Note 10.

The following table illustrates the effect on net income and earnings per common share if we had applied the fair value method to measure stock-based compensation, which is described more fully in Note 10, as required under the disclosure provisions of SFAS 123.

	For Year Ended December 31,		
(In thousands, except per share data)	**2004**	2003	2002
Net income, as reported	**$12,255**	$100,517	$10,745
Add: Stock-based employee compensation expense included in reported income, net of related tax effects	**1,500**	—	—
Deduct: Stock-based employee compensation expense determined under the fair value based method, net of related tax effects	**(3,815)**	(5,425)	(5,003)
Pro forma net income	**$ 9,940**	$ 95,092	$ 5,742
EARNINGS PER SHARE:			
Basic, as reported	**$ 0.14**	$ 1.33	$ 0.15
Basic, pro forma	**$ 0.12**	$ 1.26	$ 0.08
Diluted, as reported	**$ 0.14**	$ 1.21	$ 0.15
Diluted, pro forma	**$ 0.11**	$ 1.10	$ 0.08

As required, the pro forma disclosures in the previous table include options granted since January 1, 1995. Consequently, the effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock compensation plans and other options are amortized to expense primarily over the vesting period.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards 123R, (SFAS 123R) "Share-Based Payment." SFAS 123R is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. Among other items SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting for stock-based compensation, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005, which is the third quarter 2005 for calendar year companies, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in payments granted after that date based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

We currently utilize a standard option pricing model, Black-Scholes, to measure the fair value of the stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a lattice model. We have not yet determined which model we will use to measure the fair value of employee stock options upon the adoption of SFAS 123R. See Note 10 for further information.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as under the current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

We currently expect to adopt SFAS 123R effective July 1, 2005, however, we have not yet determined which of the aforementioned adoption methods we will use. Subject to the methodology we select to calculate the cost associated with implementing the provisions of SFAS 123R, the pro-forma disclosure in Note 10 may not be indicative of the actual costs to be incurred by us upon implementation. See Note 10 for further information.

FINANCIAL DERIVATIVE INSTRUMENTS

During 2001, we utilized derivative instruments, including crude oil and heating oil based derivatives, to hedge a portion of our exposure to jet fuel price increases. These instruments consisted primarily of fixed-price swap agreements and collar structures.

During 2002, we terminated these agreements. Upon early termination of a derivative contract, gains and losses deferred in other comprehensive income (loss) would continue to be reclassified to earnings as the related fuel is used. Gains and losses deferred in other comprehensive gain (loss) related to derivative instruments hedging forecasted transactions would be recognized into earnings immediately when the anticipated transaction is no longer likely to occur.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no arrangements of the types described in the first three categories that we believe may have a material current or future effect on our financial condition, liquidity or results of operations. Certain guarantees that we do not expect to have a material current or future effect on our financial condition, liquidity or resulted operations are disclosed in Note 7.

RECLASSIFICATION

Certain 2003 and 2002 amounts have been reclassified to conform to 2004 classifications.

2. GOVERNMENT COMPENSATION AND GRANTS

In May 2003, we received and recognized in earnings $38.1 million in cash from the United States government pursuant to the Wartime Act enacted in April 2003. This amount is a reimbursement for our proportional share of passenger security and air carrier security fees paid or collected by U.S. air carriers as of the date of enactment of the legislation, together with other items. The legislation included the following highlights:

- $2.3 billion was paid to carriers for reimbursement of airline security fees that had been paid or collected by the air carriers as of the date of enactment. Additionally, collection of the security fees from passengers was not required from June 1, 2003 to September 30, 2003.
- $100 million was paid to carriers for reimbursement for direct costs associated with installing strengthened flight deck doors and locks. We received $1.7 million during the third quarter of 2003.
- Aviation war risk insurance provided by the government was extended for one year to August 2004.

On September 21, 2001, President Bush signed into law the Stabilization Act which provided, in part, for qualifying U.S airlines and air cargo carriers to receive: up to $5 billion in compensation for direct losses, including lost revenues, incurred as a direct result of the FAA ground stop order and for incremental losses incurred through December 31, 2001 as a direct result of the terrorist acts of September 11, 2001; up to $10 billion in federal government loan guarantees; reimbursement for certain insurance increases; and the extension in due dates for payment of certain excise taxes. Each carrier was entitled to receive the lesser of its direct and incremental losses for the period September 11, 2001 to December 31, 2001 or its available seat mile (ASM) allocation of the $5 billion compensation. We received compensation payments of $5.0 million during 2002. Related to these payments, we recognized income of $0.6 million in 2002, which is included in Other (Income) Expenses—Government Grant on the accompanying consolidated statements of income.

3. COMMITMENTS AND CONTINGENCIES

As of December 31, 2004, Airways had firm commitments with an aircraft manufacturer to purchase eight B717 aircraft in 2005 and 2006 and 44 B737 aircraft with delivery dates between 2005 and 2008. Additionally, Airways has options and purchase rights to acquire an additional 48 B737 aircraft with delivery dates between 2006 and 2010. In January 2005, we exercised options for the delivery of two additional B737 aircraft with delivery dates in 2006. The B717 aircraft are to be financed through an affiliate of the aircraft manufacturer. Pursuant to Airways' arrangement with an aircraft leasing company, Airways entered into individual operating leases for 22 of the B737 aircraft of which six were delivered during 2004, and has entered into sale/leaseback transactions with that aircraft leasing company with respect to six related spare engines, to be delivered between 2005 and 2010. Additionally, Airways has obtained debt financing commitments for six B737 aircraft of which two were delivered during 2004. Airways has obtained financing commitments from an affiliate of the aircraft manufacturer for up to 80% of the purchase price of 16 of the B737 aircraft should AirTran Airways be unable to secure financing from the financial markets on acceptable terms. During 2005, AirTran Airways is scheduled to take delivery of six B717 aircraft to be leased through an affiliate of the aircraft manufacturer and 13 B737 aircraft with nine such aircraft subject to individual operating leases mentioned above and four B737 aircraft financed through debt. There can be no assurance that sufficient financing will be available for all B737 aircraft and other capital expenditures not covered by firm financing commitments.

The following table details our firm orders for aircraft and options as of December 31, 2004.

	B737 Deliveries		B717 Deliveries	
	Firm	Options	Firm	Options
2005	13	—	6	—
2006	15	4	2	—
2007	12	5	—	—
2008	4	14	—	—
Total*	44	23	8	—

*We have purchase rights to acquire up to 25 B737 aircraft in addition to the totals shown above.

As of December 31, 2004, we had firm commitments for 52 aircraft with an aircraft manufacturer, with an estimated cost of approximately $1.5 billion.

During 2004, in connection with Airways' agreements with an aircraft manufacturer, Airways was refunded $7.7 million in previously paid aircraft deposits and Airways paid $44.0 million in aircraft deposits under the new agreement with an aircraft manufacturer for the acquisition of B737 aircraft.

As of December 31, 2004, we had approximately 5,900 full-time equivalent employees. While there can be no assurance that our generally good labor relations with our employees will continue, we have established as a significant component of our business strategy the preservation of good relations with our employees, approximately 46 percent of whom are represented by unions.

The agreement with our mechanics and inspectors becomes amendable during 2005. The agreement with our pilots also becomes amendable during 2005. We are currently in negotiations with our flight attendants whose contract became amendable in 2002. We continue to believe that mutually acceptable agreements can be reached with these employees, although the ultimate outcome of the negotiations is unknown at this time. Any labor disruptions which result in a prolonged significant reduction in flights could have a material adverse impact on our results of operations and financial conditions.

During 2003, we adopted the FASB Interpretation 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also expanded the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued.

We are party to many routine contracts under which we indemnify third parties for various risks. We have not accrued any liability for any of these indemnities, as the amount is not determinable or estimable. These indemnities consist of the following:

Certain of Airways' debt agreements related to certain aircraft-secured notes payable through 2014 and 2017 contain language whereby we have agreed to indemnify certain holders of certificates evidencing the debt associated with such notes, as necessary, to compensate them for any costs incurred by, or any reduction in receivables due to such certificate holders resulting from broadly defined regulatory changes that impose or modify any reserve, special deposit or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of such certificate holders. Additionally, if it becomes unlawful for such certificate holders to make or maintain the investment or credit evidenced by the certificates, we have agreed to pay such certificate holders an amount necessary to cause the interest rate with respect to the certificates to be a rate per annum equal to 4.88% over the rate specified by such certificate holders as the cost to them of obtaining funds in dollars in the United States in an amount equal to the pool balance of the certificates. The maximum potential payment under these indemnities cannot be determined.

Airways' aircraft lease transaction documents contain customary indemnities concerning withholding taxes under which we are responsible in some circumstances, should withholding taxes be imposed, for paying such amounts of additional rent as is necessary to ensure that the lessor still receives, after taxes, the rent stipulated in the lease agreements. These provisions apply on leases expiring through 2022. The maximum potential payment under these indemnities cannot be determined.

In our aircraft financing agreements, we typically indemnify the financing parties, the trustee acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. We believe that we are covered by insurance (subject to deductibles) for most tort liabilities and related indemnities as described above with respect to the aircraft we operate. Additionally, if there is a change in the law which results in the imposition of any reserve, capital adequacy, special deposit or similar requirement the result of which is to increase the cost to the lender, we will pay the lender the additional amount necessary to compensate the lender for the actual cost increase.

We have various leases with respect to real property, and various agreements among airlines relating to fuel consortia or fuel farms at airports, under which we have agreed to standard language indemnifying the lessor against environmental liabilities associated with the real property covered under the agreement, even if we are not the party responsible for the environmental damage. In the case of fuel consortia at the airports, these indemnities are generally joint and several among the airlines. We cannot quantify the maximum potential exposure under these indemnities, and we do not currently have liability insurance that protects us against environmental damages.

Under certain contracts with third parties, we indemnify the third party against legal liability arising out of an action by a third party. The terms of these contracts vary and the potential exposure under these indemnities cannot be determined. Generally, we have liability insurance protecting us from obligations undertaken under these indemnities.

From time to time, we are engaged in other litigation arising in the ordinary course of our business. We do not believe that any such pending litigation will have a material adverse effect on our results of operations or financial condition.

In May 2004, we opened a two-bay hangar facility at Hartsfield-Jackson Atlanta International Airport. The 56,700-square-foot hangar will hold two of our B717 aircraft simultaneously and has a 20,000-square-foot, two-story office building attached to the hangar to house engineers and other support staff. We have a 20-year lease on the facility which expires in 2024.

Our results of operations can be significantly impacted by changes in the price and availability of aircraft fuel. Aircraft fuel expense for the years ended 2004, 2003 and 2002 represented approximately 24.6 percent, 21.5 percent and 22.0 percent of our operating expenses, respectively. Increases in fuel prices or a shortage of supply could have a material effect on our operations and operating results.

Our efforts to reduce our exposure to increases in the price and availability of aviation fuel include the utilization of fixed-price fuel contracts and fuel cap contracts. Fixed-price fuel contracts consist of an agreement to purchase defined quantities of aviation fuel from a third party at defined prices. Fuel cap contracts consist of an agreement to purchase defined quantities of aviation fuel from a third party at a price not to exceed a defined price, limiting our exposure to upside market risk. As of December 31, 2004, utilizing fixed-price fuel contracts we agreed to purchase approximately 23 percent of our anticipated fuel needs through December 2005 at a price no higher than $1.31 per gallon of aviation fuel for 2005, including delivery to our operations hub in Atlanta and other locations. During the first quarter of 2005, we entered into an additional fixed-price fuel contract and a fuel cap contract. These new contracts increased our total future fuel purchase commitments to approximately 28 percent of our estimated fuel needs during 2005 at a price no higher than $1.31 per gallon of aviation fuel. During 2004 and 2003, our fixed-price fuel contracts and fuel cap contracts reduced our fuel expense by $38.6 million and $7.4 million, respectively.

4. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

During 2001, we used swap agreements to hedge our fuel requirements. We accounted for our derivative instruments used to hedge fuel costs as cash flow hedges in accordance with SFAS 133. Therefore, all changes in fair value that were considered to be effective were recorded in "Accumulated other comprehensive loss" until the underlying aircraft fuel was consumed.

On November 28, 2001, the credit rating of the counterparty to all of our fuel-related hedges was downgraded and the counterparty declared bankruptcy on December 2, 2001. Due to the deterioration of the counterparty's creditworthiness, we no longer considered the financial contracts with the counterparty to be highly effective in offsetting our risk related to changing fuel prices because of the consideration of the possibility that the counterparty would default by failing to make contractually required payments as scheduled in the derivative instrument. As a result, on November 28, 2001, hedge accounting treatment was discontinued prospectively for our derivative contracts with this counterparty in accordance with SFAS 133. Gains and losses previously deferred in "Accumulated other comprehensive loss" were reclassified to earnings as the hedged item affected earnings. Beginning on November 28, 2001, changes in fair value of the derivative instruments were marked to market through earnings.

In March 2002, we terminated all our derivative agreements with the counterparty. The fair market value of the derivative liability on the termination date was approximately $0.5 million. Since this was an early termination of our derivative contracts, losses of $6.8 million at December 31, 2001, deferred in other comprehensive loss were reclassified to earnings as the related fuel was used through September 2004. During 2004, 2003 and 2002, we recognized losses of $0.3 million, $0.5 million and $6.0 million, respectively, representing the effective portion of our hedging activities. These losses are included in "Aircraft fuel" in the consolidated statements of income. We recognized a gain of approximately $5.9 million during 2002, representing the ineffectiveness of our hedging relationships. This gain is recorded in "SFAS 133 adjustment" in our consolidated statements of income.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. We maintain cash and cash equivalents and short-term investments with various high credit-quality financial institutions or in short-duration, high-quality debt securities. Investments are stated at fair value, which approximates cost. We periodically evaluate the relative credit standing of those financial institutions that are considered in our investment strategy. Concentration of credit risk with respect to accounts receivable is limited, due to the large number of customers comprising our customer base. The estimated fair value of other financial instruments, excluding debt described below, approximate their carrying amount. There were no realized or unrealized gains or losses on our available-for-sale securities for the years ended December 31, 2004, 2003 or 2002. We use specific identification of securities for determining gains and losses. Contractual maturities of our available-for-sale securities at December 31, 2004 exceed 10 years while the auction re-set periods are 28 to 35 days. The balance of these available-for-sale securities at December 31, 2004 was approximately $27.0 million.

The fair values of our long-term debt are based on quoted market prices, if available, or are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair values of our long-term debt were $314.0 million and $344.9 million, respectively, at December 31, 2004, and $246.8 million and $241.3 million, respectively, at December 31, 2003.

5. ACCRUED AND OTHER LIABILITIES

The components of our accrued and other liabilities were (in thousands):

	As of December 31,	
	2004	2003
Accrued maintenance	**$ 2,644**	$ 405
Accrued interest	**9,890**	7,942
Accrued salaries, wages and benefits	**33,042**	25,882
Deferred gains from sale/leaseback of aircraft	**66,751**	71,136
Accrued insurance	**3,848**	3,465
Unremitted fees collected from passengers	**5,659**	5,629
Accrued federal excise taxes	**8,513**	8,291
Accrued lease termination costs	—	4,021
Other	**18,819**	9,200
	149,166	135,971
Less non-current deferred rent	**(1,766)**	—
Less non-current deferred gains from sale/leaseback of aircraft	**(62,353)**	(66,738)
Accrued and other liabilities	**$ 85,047**	$ 69,233

6. INDEBTEDNESS

The components of our long-term debt, including capital lease obligations were (in thousands):

	As of December 31,	
	2004	2003
Aircraft notes payable through 2017, 10.72% weighted-average interest rate	**$116,025**	$120,412
7.00% Convertible notes due 2023	**125,000**	125,000
Floating rate aircraft notes payable due 2016, weighted-average interest rate 3.5%	**57,500**	—
Capital lease obligations	**15,445**	1,424
	313,970	246,836
Less current maturities	**(13,836)**	(5,015)
	$300,134	$241,821

Maturities of our long-term debt and capital lease obligations for the next five years and thereafter, in aggregate, are (in thousands): 2005—$13,836; 2006—$14,778; 2007—$16,355; 2008—$11,013; 2009—$10,149; thereafter—$247,839.

In August 2004, Airways obtained financing for $87.0 million related to the delivery of an additonal three B737-700 aircraft with delivery dates in 2004 and 2005. In conjunction with the execution of the financing agreement, Airways executed the first of three aircraft notes for $29.0 million due in August 2016. The note bears interest (and the two notes to be entered into will bear interest) at a floating rate equal to the six-month U.S. Dollar LIBOR rate in effect at the commencement of each semiannual period plus 1.5% and is payable semiannually on February 16 and August 16. The note is (and the two notes to be entered into will be) secured by a first mortgage on the purchased aircraft. Airways will pay a commitment fee equal to 0.25% per annum of the undrawn portion of the loan amount. As of August 16, 2004, the U.S. Dollar LIBOR rate was 1.94%.

In September 2004, Airways obtained financing for $85.5 million related to the delivery of an additional three B737-700 aircraft with delivery dates in 2004 and 2005. In conjunction with the execution of the financing agreement, Airways executed the first of three aircraft notes for $28.5 million due in September 2016. The note bears interest (and the two notes to be entered into will bear interest) at a floating rate equal to the six-month U.S. Dollar LIBOR rate in effect at the commencement of each semiannual period plus 1.5% and is payable semiannually on March 17 and September 17. The note is (and the two notes to be entered into will be) secured by a first mortgage on the purchased aircraft. Airways will pay a commitment fee equal to 0.65% per annum of the undrawn portion of the loan amount. As of September 17, 2004 the U.S. Dollar LIBOR rate was 2.06%.

In May 2003, Holdings completed a private placement of $125 million in convertible notes due in 2023. The proceeds are to be used to improve Holdings and Airways overall liquidity by providing working capital and for general corporate purposes. The notes bear interest at 7% payable semiannually on January 1 and July 1. The notes are unsecured senior obligations ranking equally with Holdings' existing unsecured senior indebtedness. The notes are unconditionally guaranteed by Airways and rank equally with all unsecured obligations of Airways. The unsecured notes and the note guarantee are junior to any secured obligations of Holdings or Airways to the extent of the collateral pledged and are also effectively subordinated to all liabilities of our subsidiaries (other than Airways), including deposits and trade payables.

The notes are convertible into shares of Holdings' common stock at a conversion rate of 89.9281 shares per $1,000 in principal amount of the notes which equals an initial conversion price of approximately $11.12 per share. This conversion rate is subject to adjustment in certain circumstances. Holders of the notes may convert their notes if after June 30, 2003, the price of Holdings' common stock exceeds 110 percent of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding quarter. During the third quarter of 2003, this condition was satisfied and, accordingly, the notes are convertible into Holdings' common stock. Holdings may redeem the notes, in whole or in part, beginning on July 5, 2010 at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest. The holders of the notes may require Holdings to repurchase the notes on July 1, 2010, 2013 and 2018 at a repurchase price of 100 percent plus any accrued and unpaid interest. Holdings filed a shelf registration statement with the U.S. Securities and Exchange Commission covering the resale of the notes and the underlying common stock which became effective in October 2003.

Holdings' 7% Convertible Notes due 2023 contain provisions which allow the holders to redeem the notes at various dates beginning on July 1, 2010. We may, at our option, elect to pay the repurchase price in cash, in shares of Holdings' common stock or in any combination of the two. Upon such a redemption, it is our policy to pay the repurchase price in cash.

In June 2003, an aircraft manufacturer affiliate exercised its remaining conversion rights related to Holdings' 7.75% Series B Senior Convertible Notes. The conversion resulted in a decrease of Holdings' overall debt of $5.5 million. In connection with the conversion, Holdings issued approximately 1.0 million shares of its common stock to an aircraft manufacturer affiliate. Holdings expensed $1.6 million of debt discount and $0.2 million of debt issuance costs that had not been amortized. These amounts are shown on the accompanying consolidated statements of income as "Other (Income) Expense—Deferred debt discount/issuance cost amortization."

In August 2003, we redeemed the remaining balance of $10.3 million of Holdings' 13% Series A Senior Secured Notes. The terms of the debt agreement required mandatory prepayments equal to 25 percent of Airways' net income on a quarterly basis.

In October 2003, we redeemed the remaining balance of $70.3 million of Airways' 11.27% Senior Secured Notes. We expensed $7.0 million of debt discount and $3.5 million of debt issuance costs that had not been amortized. These amounts are shown on the accompanying consolidated statements of income as "Other (Income) Expense—Deferred debt discount/issuance cost amortization."

We completed a private placement of $178.9 million enhanced equipment trust certificates (EETCs) on November 3, 1999. The EETC proceeds were used to replace loans for the purchase of the first 10 B717 aircraft delivered, and all 10 aircraft were pledged as collateral for the EETCs. In March 2000, we sold and leased back two of the B717s in a leveraged lease transaction reducing the outstanding principal amount of the EETCs by $35.9 million. Principal and interest payments on the EETCs are due semiannually through April 2017.

Additionally, we have outstanding detachable warrants to an aircraft manufacturer affiliate for the purchase of one million shares of our common stock at $4.51 per share. The warrants had an estimated value of $4.5 million when issued and expire five years after issuance.

We currently have a $15 million credit agreement with our bank. The agreement allows us to obtain letters of credit and enter into hedge agreements with the bank. The agreement contains certain covenant requirements including liquidity tests. We are in compliance with these covenants. At December 31, 2004 and 2003, we had $10.4 million and $13.3 million, respectively, in letters of credit drawn against the credit agreement.

7. LEASES

Total rental expense charged to operations for aircraft, facilities and office space for the years ended December 31, 2004, 2003 and 2002 was approximately $187.1 million, $155.1 million and $96.6 million, respectively.

We lease 71 B717s under leases with terms that expire through 2022. We have the option to renew the B717 leases for periods ranging from one to four years. The B717 leases have purchase options at or near the end of the lease term at fair market value, and two have purchase options based on a stated percentage of the lessor's defined cost of the aircraft at the end of the 13th year of the lease term. Forty-one of the B717 leases are the result of sale/leaseback transactions. Deferred gains from these transactions are being amortized over the terms of the leases. At December 31, 2004 and 2003, unamortized deferred gains were $66.8 million and $71.1 million, respectively. See Note 5. We also lease facilities from local airport authorities or other carriers, as well as office space under operating leases with terms ranging from one month to 12 years. In addition, we lease ground equipment and certain rotables under capital leases.

We lease six B737-700s under leases with terms that expire through 2020. We have the option to extend the lease term for 12 months up to 39 months. There are no purchase options.

The amounts applicable to capital leases included in property and equipment were (in thousands):

	As of December 31,	
	2004	2003
Flight equipment	**$19,461**	$ 3,948
Less: Accumulated depreciation	**(2,243)**	(1,270)
	$17,218	$ 2,678

The following schedule outlines the future minimum lease payments at December 31, 2004, under non-cancelable operating leases and capital leases with initial terms in excess of one year (in thousands):

	Capital Leases	Operating Leases
2005	$ 2,301	$ 211,461
2006	2,289	209,673
2007	2,285	204,818
2008	2,329	196,586
2009	2,445	184,377
Thereafter	12,335	1,847,752
Total minimum lease payments	23,984	$2,854,667
Less: amount representing interest	(8,539)	
Present value of future payments	15,445	
Less: current obligations	(886)	
Long-term obligations	$14,559	

Capital lease obligations are included in long-term debt in our accompanying consolidated balance sheets. Amortization of assets recorded under capital leases is included as "Depreciation" in our accompanying consolidated statements of income.

Effective October 1, 2003, we adopted FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses, receives a majority of the other entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called "variable interest entities" or "VIEs." The principal characteristics of VIEs are (1) an insufficient amount of equity to absorb the entity's expected losses, (2) equity owners as a group are not able to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the entity's residual returns. "Variable interests" are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity's net asset value. As a result, VIEs can arise from items such as lease agreements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a VIE, the entity must be consolidated by the "primary beneficiary." The primary beneficiary is the holder of the variable interests that absorb a majority of the VIE's expected losses or receive a majority of the entity's residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interest.

We have variable interests in our aircraft leases. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria of VIEs. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase options or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. This is the case in the majority of our aircraft leases; however, we have two aircraft leases that contain fixed-price purchase options that allow us to purchase the aircraft at predetermined prices on specified dates during the lease term. We have not consolidated the related trusts because even taking into consideration these purchase options, we are still not the primary beneficiary based on our cash flow analysis.

8. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) encompasses net income (loss) and "other comprehensive income (loss)," which includes all other nonowner transactions and events that change stockholders' equity. Other comprehensive income (loss) is composed of changes in the fair value of our derivative financial instruments that qualified for hedge accounting. Comprehensive income totaled $12.5 million, $101.1 million and $16.8 million for 2004, 2003 and 2002, respectively. The differences between net income and comprehensive income for 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Net income	**$12,255**	$100,517	$10,745
Unrealized income on derivative instruments	**271**	538	6,037
Comprehensive income	**$12,526**	$101,055	$16,782

Because our net deferred tax assets were offset in full by a valuation allowance when the derivatives were effective, there is no tax effect of the unrealized income.

An analysis of the amounts included in "Accumulated other comprehensive loss," is shown below (in thousands):

Balance at January 1, 2003	$(809)
Reclassification to earnings	538
Balance at December 31, 2003	(271)
Reclassification to earnings	271
BALANCE AT DECEMBER 31, 2004	**$ —**

9. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except per share data):

	2004	2003	2002
NUMERATOR:			
Net income	**$12,255**	$100,517	$10,745
Plus income effect of assumed conversion-interest on convertible debt	**—**	4,565	—
Income before assumed conversion, diluted	**$12,255**	$105,082	$10,745
DENOMINATOR:			
Weighted-average shares outstanding, basic	**85,261**	75,345	70,409
Effect of dilutive stock options	**3,639**	3,936	2,344
Effect of detachable stock purchase warrants	**623**	1,216	400
Effect of convertible debt	**—**	6,110	—
Adjusted weighted-average shares outstanding, diluted	**89,523**	86,607	73,153
Basic earnings per common share	**$ 0.14**	$ 1.33	$ 0.15
Diluted earnings per common share	**$ 0.14**	$ 1.21	$ 0.15

On September 30, 2004, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," which changes the treatment of contingently convertible debt instruments in the calculation of diluted earnings per share. EITF Issue No. 04-08 provides that these debt instruments be included in earnings per share computation, if dilutive, regardless of whether the contingent feature has been met. This change does not have any effect on net income, but it does affect the related per share amounts. We have adopted EITF Issue No. 04-08 as of December 31, 2004. In the third quarter 2003, the notes met the convertibility requirements under the debt and we included, if dilutive, the assumed conversion of our convertible notes issued May 2003 in our diluted earnings per share calculations in subsequent periods as a result of meeting those requirements.

The assumed conversions of convertible debt in 2004 and 2002 were anti-dilutive and 11.2 million and 1.0 million shares, respectively, were excluded from the computation of weighted-average shares outstanding used in computing diluted earnings per common share.

On October 1, 2003, we completed a public offering of 9,116,000 shares of Holdings' common stock at a price of $16.00 per share, raising net proceeds of approximately $139.2 million, after deducting discounts and commissions paid to the underwriters and other expenses incurred with the offering.

On October 1, 2003, we used $11.7 million of the proceeds of the public offering of Holdings' common stock to purchase from an aircraft manufacturer affiliate warrants held by it to purchase 1.0 million shares of Holdings' common stock based on the public offering price of the stock of $16.00 less the exercise price of the warrants.

10. STOCK OPTION PLANS

Our 1993 Incentive Stock Option Plan provides for the grant of options to officers, directors and key employees to purchase up to 4.8 million shares of common stock at prices not less than the fair value of the shares on the dates of grant. With respect to individuals owning more than 10 percent of the voting power of all classes of our common stock, the exercise price per share shall not be less than 110 percent of the fair value of the shares on the date of grant. Our 2002 Long-term Incentive Plan, 1996 Stock Option Plan and 1994 Stock Option Plan provide up to 5 million, 5 million and 4 million incentive stock options or nonqualified options, respectively, to be granted to our officers, directors, key employees and consultants.

In connection with the acquisition of Airways Corporation in 1997, we assumed the Airways Corporation 1995 Stock Option Plan (Airways Plan) and the Airways Corporation 1995 Director Stock Option Plan (Airways DSOP). Under the Airways Plan, up to 1.2 million incentive stock options or nonqualified options may be granted to our officers, directors, key employees or consultants. Under the Airways DSOP, up to 150,000 nonqualified options may be granted to directors.

Vesting and term of all options is determined by the Board of Directors and may vary by optionee; however, the term may be no longer than 10 years from the date of grant.

Pro forma information regarding net income and earnings per common share is required by SFAS 123, which also requires that the information be determined as if we had accounted for our employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.74 percent, 3.05 percent and 4.20 percent; no dividend yields; volatility factors of the expected market price of our common stock of 0.625, 0.630 and 0.596; and a weighted-average expected life of the options of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The pro forma net income and earnings per common share information presented above reflect stock options granted during 1995 and in later years, in accordance with SFAS 123. Accordingly, the full effect of calculating compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income and earnings per common share amounts above, because compensation expense is recognized over the stock option's vesting period and compensation expense for stock options granted prior to January 1, 1995, is not considered.

A summary of stock option activity under the aforementioned plans is as follows:

	Options	Price Range	Weighted-Average Price
Balance at January 1, 2002	9,265,839	$ 0.17–23.19	$ 4.79
Granted	2,114,829	2.78– 9.05	6.47
Exercised	(1,405,253)	0.17– 5.75	0.58
Canceled	(190,426)	3.88–21.38	6.02
Balance at December 31, 2002	9,784,989	0.17–23.19	$ 5.73
Granted	848,808	4.36–13.03	5.84
Exercised	(2,082,000)	0.17– 9.30	3.25
Canceled	(56,023)	5.13–21.38	13.86
Balance at December 31, 2003	8,495,774	1.00–23.19	$ 6.20
Granted	514,405	11.40–13.80	12.40
Exercised	(2,147,149)	0.01–15.17	12.66
Canceled	(40,773)	3.13–21.38	4.26
BALANCE AT DECEMBER 31, 2004	**6,822,257**	**1.00–23.19**	**$ 7.20**
EXERCISABLE AT DECEMBER 31, 2004	**5,373,792**	**1.00–23.19**	**$ 7.08**

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.00– 4.00	1,816,802	5.0	$ 3.30	1,582,128	$ 3.23
4.03– 5.97	1,732,676	6.3	4.95	1,235,153	4.88
6.08– 9.12	2,096,074	6.8	7.69	1,907,445	7.79
9.30–13.03	550,905	8.9	12.01	36,666	11.76
13.67–23.19	625,900	1.3	18.84	612,400	18.95
$ 1.00–23.19	6,822,357	5.9	$ 7.20	5,373,792	$ 7.08

We had 5,373,793, 6,366,369 and 6,890,331 options exercisable at December 31, 2004, 2003 and 2002, respectively.

The weighted-average fair value of options granted during 2004, 2003 and 2002, with option prices equal to the market price on the date of grant, was $7.24, $3.14 and $2.48, respectively.

There were no options granted during 2004 and 2003 with options prices greater than the market price of the stock on the date of grant. The weighted-average fair value of options granted during 2002, with option prices greater than the market price on the date of grant was $2.86.

The weighted-average fair value of options granted during 2004 and 2003, with option prices less than the market price on the date of grant was $9.52 and $4.35, respectively. There were no options granted during 2002 with option prices less than the market price of the stock on the date of grant.

During 2004, we granted stock awards to our officers and key employees pursuant to our 2002 Long-Term Incentive Plan. Stock awards are grants that entitle the holder to shares of our common stock as the award vests. The market value of the stock awards at the date of the grant is recorded as unearned compensation, a component of stockholders' equity, and is being charged on a straight-line basis to expense over the respective vesting period. During 2004, we granted approximately 650,000 stock awards with a weighted-average fair value of $10.91. We recorded deferred compensation related to such awards of $7.1 million. Approximately $2.5 million of deferred compensation was amortized as compensation expense during 2004.

At December 31, 2004, we had reserved a total of 8,673,567 shares of common stock for future issuance upon exercise of stock options.

11. INCOME TAXES

The components of our provision (benefit) for income taxes are as follows (in thousands):

	2004	2003	2002
Current provision (benefit):			
Federal	**$ —**	$ —	$(786)
State	**150**	255	—
Total current provision (benefit)	**150**	255	(786)
Deferred provision:			
Federal	**6,972**	(12,853)	—
State	**646**	(755)	—
Total deferred provision	**7,618**	(13,608)	—
Provision (benefit) for income taxes	**$7,768**	$(13,353)	$(786)

A reconciliation of taxes computed at the statutory federal tax rate on income before income taxes to the provision (benefit) for income taxes is as follows (in thousands):

	2004	2003	2002
Tax computed at federal statutory rate	**$ 7,008**	$ 30,508	$ 3,761
State income tax, net of federal tax benefit	**1,434**	2,672	329
Debt discount amortization	**—**	591	10
Utilization of preacquisition net operating loss carryforwards	**—**	2,252	—
Stock grant, nondeductible compensation expense	**431**	—	—
Other	**220**	331	65
Valuation reserve, including the effect of changes to prior year deferred tax assets	**(1,325)**	(49,707)	(4,951)
	$ 7,768	$(13,353)	$ (786)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	As of December 31,	
	2004	2003
Deferred tax liabilities:		
Depreciation	**$ 69,923**	$43,247
Rent expense	**18,492**	13,217
Gross deferred tax liabilities	**88,415**	56,464
Deferred tax assets:		
Deferred gains from sale and leaseback of aircraft	**25,432**	27,032
Accrued liabilities	**6,073**	6,636
Federal operating loss carryforwards	**71,910**	41,456
State operating loss carryforwards	**6,211**	4,292
AMT credit carryforwards	**3,292**	3,292
Other	**2,374**	3,763
Gross deferred tax assets	**115,292**	86,471
Valuation allowance	**(2,727)**	(4,053)
Net deferred tax assets	**112,565**	82,418
Total net deferred taxes	**$ 24,150**	$25,954

The Job Creation and Worker Assistance Act of 2002 passed by Congress in March 2002 resulted in a retroactive suspension of the alternative minimum tax (AMT) net operating loss (NOL) 90 percent limitation. This legislation resulted in a tax benefit of $0.8 million in 2002. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the effect of changes in tax laws or rates is included in income in the period that includes the enactment date, resulting in recognition of the change in the first quarter of 2002.

At December 31, 2004 and 2003, we had NOL carryforwards for income tax purposes of approximately $190.0 million and $118.4 million, respectively, that begin to expire in 2017. In addition, our AMT credit carryforwards for income tax purposes were $3.3 million at December 31, 2004 and 2003.

The change in our valuation allowance was approximately $1.3 million and $52.0 million during 2004 and 2003, respectively.

Prior to the Airways Corporation merger, Airways Corporation generated NOL carryforwards of $23.1 million. The use of preacquisition NOL carryforwards is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to expiration. When realized, the tax benefit for those items will be applied to reduce goodwill related to the acquisition of Airways Corporation. During 2004 and 2003, we utilized $0 and $5.9 million, respectively, of Airways Corporation's NOL carryforwards, and reduced goodwill in 2003 by the $2.3 million tax benefit of such utilization.

12. EMPLOYEE BENEFIT PLANS

Effective January 1, 1998, we consolidated our 401(k) plans (the Plan). All employees, except pilots, are eligible to participate in the consolidated Plan, a defined contribution benefit plan that qualifies under Section 401(k) of the Internal Revenue Code. Participants may contribute up to 15 percent of their base salary to the Plan. Contributions to the Plan by Holdings are discretionary. The amount of our contributions to the Plan expensed in 2004, 2003 and 2002 was approximately $0.3 million, $0.2 million and $0.2 million, respectively.

Effective in the third quarter of 2000, Airways agreed to fund, on behalf of our mechanics and inspectors, a monthly fixed contribution per eligible employee to their union's pension plan. In May of 2001, a similar agreement was made on behalf of our maintenance training instructors. During 2004, 2003 and 2002, we expensed approximately $0.4 million, $0.3 million and $0.3 million, respectively, related to these agreements. Beginning in January 2002, additional agreements with our stores clerks and ground service equipment employees took effect that call for a monthly fixed amount per eligible employee to be made to the union's pension plan. During 2004, 2003 and 2002, the contributions to this plan were less than $0.1 million. At the time these agreements take effect, the eligible employee may continue making contributions to the Plan, but there will be no company match.

Effective August 1, 2001, the AirTran Airways Pilot Savings and Investment Plan (Pilot Savings Plan) was established. This plan is designed to qualify under Section 401(k) of the Internal Revenue Code. Funds previously invested in the Plan, representing contributions made by and for pilots, were moved to the Pilot Savings Plan during 2001. Eligible employees may contribute up to the IRS maximum allowed. We will not match pilot contributions to this Pilot Savings Plan. Effective on August 1, 2001, we also established the Pilot-Only Defined Contribution Pension Plan (DC Plan) which qualifies under Section 403(b) of the Internal Revenue Code. Company contributions were 7 percent of eligible gross wages during 2002, increasing to 8 percent, and 10.5 percent during 2003 and 2004, respectively. We expensed $8.2 million, $5.4 million and $3.3 million in contributions to the DC Plan during the years ended 2004, 2003 and 2002, respectively.

Under our 1995 Employee Stock Purchase Plan, employees who complete 12 months of service are eligible to make periodic purchases of our common stock at up to a 15 percent discount from the market value on the offering date. The Board of Directors determines the discount rate, which was increased to 10 percent from 5 percent effective November 1, 2001. We are authorized to issue up to 4 million shares of common stock under this plan. During 2004, 2003 and 2002, the employees purchased a total of 116,488, 117,125 and 196,424 shares, respectively, at an average price of $9.84, $8.00 and $4.44 per share, respectively.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is summarized as follows for the years ended December 31,

(in thousands):	**2004**	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:			
Cash paid for interest, net of amounts capitalized	**$14,832**	$22,400	$ 26,135
Cash paid (received) for income taxes, net of amounts refunded	**107**	231	(1,328)
Non-cash financing and investing activities:			
Purchase and sale/leaseback of aircraft	**—**	22,359	455,654
Gain on sale/leaseback of aircraft and payment of debt	**—**	3,000	46,000
Conversion of debt to equity	**—**	5,500	—
Acquisition of equipment for capital leases	**15,513**	—	703
Aircraft debt financing	**57,500**	—	—

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 is as follows (in thousands, except per share data):

	Quarter			
	First	Second	Third	Fourth
Fiscal 2004				
Operating revenues	**$241,406**	**$275,004**	**$245,640**	**$279,372**
Operating income (loss)	**10,276**	**31,018**	**(11,992)**	**3,542**
Net income (loss)	**4,113**	**16,786**	**(9,769)**	**1,125**
Earnings (loss) per share, basic	**$ 0.05**	**$ 0.20**	**$ (0.11)**	**$ 0.01**
Earnings (loss) per share, diluted	**$ 0.05**	**$ 0.18**	**$ (0.11)**	**$ 0.01**

	Quarter			
	First	Second	Third	Fourth
Fiscal 2003				
Operating revenues	$208,002	$233,901	$237,311	$238,826
Operating income	8,378	30,703	26,393	20,844
Net income	2,036	57,191	19,613	21,677
Earnings per share, basic	$ 0.03	$ 0.79	$ 0.27	$ 0.26
Earnings per share, diluted	$ 0.03	$ 0.74	$ 0.24	$ 0.24

The results of the fourth quarter 2004 include income of $0.8 million, net of tax, related to the payment of a break up fee related to our efforts to secure gates, properties and facilities at Chicago Midway and slots at various other locations.

The results of the second quarter of 2003 included a reimbursement of security fees of $38.1 million under the Wartime Act and a charge of $1.8 million related to the write off of the unamortized portion of debt discount and issuance costs when an aircraft manufacturer affiliate exercised its remaining conversion rights related to our 7.75% Series B Senior Convertible Notes.

In the fourth quarter of 2003, we paid off the remaining balance of our 11.27% Senior Secured Notes. Due to the payoff of this note the results of the fourth quarter of 2003 included a charge of $10.4 million related to the write off of the unamortized portion of debt discount and issuance costs. Additionally in the fourth quarter of 2003, we reversed $15.9 million of our tax valuation allowance.

At December 31, 2004, we began to classify auction rate securities as short-term investments. These investments totaled $175 million, $246 million and $267 million at March 31, 2004, June 20, 2004 and September 30, 2004, respectively. These amounts will be reclassified in the interim financial statements for the first, second and third quarters of 2005 to conform to the December 31, 2004 presentation. As a result of this reclassification, our cash flow from investing activities will include the net change in auction rate securities in current assets. This reclassification has no impact on previously reported current assets, total assets, results of operations or financial covenants and does not affect previously reported cash flows from operating or financing activities.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AIRTRAN HOLDINGS, INC.

We have audited the accompanying consolidated balance sheets of AirTran Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AirTran Holdings, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AirTran Holdings, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
March 11, 2005

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitaitons, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, management concluded that, as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Ernst & Young's attestation report on management's assessment of our internal control over financial reporting appears below.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AIRTRAN HOLDINGS, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that AirTran Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AirTran Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AirTran Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AirTran Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AirTran Holdings, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of AirTran Holdings, Inc. and our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia,
March 11, 2005

Notes

Notes

DIRECTORS

J. Veronica Biggins Senior Partner, Heidrick and Struggles International, Inc.
Don L. Chapman Chairman, ChapCo Investments, LLC
G. Peter D'Aloia Senior Vice President and Chief Financial Officer, American Standard Companies, Inc.
Jere A. Drummond Vice Chairman (Retired), BellSouth Corporation
John Fiedler Chairman of the Board (Retired), BorgWarner, Inc.
Robert L. Fornaro President and Chief Operating Officer, AirTran Holdings, Inc.
Lewis H. Jordan Principal, Wingspread Enterprises, LLC
Joseph B. Leonard Chairman of the Board and Chief Executive Officer, AirTran Holdings, Inc.
Robert L. Priddy Principal, RMC Capital, LLC
William J. Usery, Jr. President, Bill Usery & Associates

COMPANY INFORMATION

Headquarters
AirTran Holdings, Inc.
9955 AirTran Blvd.
Orlando, FL 32827
Phone: 407-251-5600
For reservations, book online at airtran.com

Registered Public Accounting Firm
Ernst & Young LLP
600 Peachtree St. N.E.
Suite 2800
Atlanta, GA 30308

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Stock Exchange Listing
The Company's Common Stock is traded on the New York Stock Exchange under the symbol AAI. As of March 11, 2005, there were approximately 4,709 holders of record, with a total of 86,777,857 shares outstanding. The company currently does not pay cash dividends.

Form 10-K and Exchange Act Filings
A copy of the Company's Form 10-K and other Exchange Act filings made with the Securities and Exchange Commission are available free of charge on our website, airtran.com, or upon request by writing:

AirTran Holdings, Inc.
Attn: Investor Relations
9955 AirTran Blvd.
Orlando, FL 32827

Corporate Governance
Copies of our Corporate Governance Guidelines and charters for our Audit, Compensation, Nominating and Corporate Governance Committees are available on our website, airtran.com.

A copy of our Code of Conduct and Ethics is available on our website, airtran.com. Our Code of Conduct and Ethics is applicable to members of our board of directors as well as our officers and employees. Any waiver of its terms for any board member, the chief executive officer, the chief financial officer as well as any other officer and the company's comptroller and other accounting officers will be disclosed on our website, airtran.com.

AIRTRAN AIRWAYS, INC., OFFICERS

Joseph B. Leonard Chairman of the Board and Chief Executive Officer
Robert L. Fornaro President and Chief Operating Officer
Stanley J. Gadek Senior Vice President, Finance, Treasurer and CFO
Alfred J. Smith Senior Vice President, Customer Service
Stephen J. Kolski Senior Vice President, Operations
Richard P. Magurno Senior Vice President, General Counsel and Secretary
Loral R. Blinde Vice President, Human Resources
Guy Borowski Vice President, Maintenance and Engineering
Klaus Goersch Vice President, Flight Operations
Kevin P. Healy Vice President, Planning and Sales
Susan M. Manfredi Vice President, Inflight Service
Rocky B. Wiggins Vice President, Chief Information Officer

AIRTRAN AIRWAYS' Route Map



7:00 AM
Minneapolis/St. Paul
Milwaukee
Flint
Buffalo/Niagara
Rochester
Boston
Moline/Quad Cities
Chicago (Midway)
Akron/Canton
Pittsburgh
New York (LaGuardia)
Newark
Philadelphia
San Francisco
Denver
Bloomington/Normal
Indianapolis
Dayton
Baltimore/Washington (BWI)
Washington, D.C. (Reagan)
Washington, D.C. (Dulles)
Kansas City
Las Vegas
Wichita
Newport News/Williamsburg
Raleigh/Durham
Charlotte
Memphis
Atlanta
Myrtle Beach
Dallas/Ft. Worth
Savannah/Hilton Head
Jacksonville
Gulfport/Biloxi
New Orleans
Pensacola
Houston (Hobby)
Orlando
Tampa
Sarasota/Bradenton
Grand Bahama Island
West Palm Beach
Ft. Myers
Ft. Lauderdale
Miami

Effective June 7, 2005
Routes and cities subject to change **without notice.**



AirTran Holdings, Inc. Annual Report 2004
airtran.com